UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Securities Purchase Agreement

On May 4, 2023, HUB Cyber Security Ltd., entered into a Securities Purchase Agreement (the “SPA”) with Lind Global Asset Management VI LLC, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together, the “Investor”). Pursuant to the SPA, the Company agreed to issue to the Investor up to two (2) secured convertible promissory notes in three tranches (the “Notes” and each a “Note”) for gross proceeds of up to $16,000,000 and warrants (the “Warrants” and each a “Warrant”) to purchase the Company’s ordinary shares ( the “Transaction”).

The closings of the Transaction (the “Closings and each a “Closing”) will occur in tranches (each a “Tranche”): the Closing of the first Tranche (the “First Closing”) occurred on May 8, 2023 and consisted of the issuance and sale to the Investor of a Note with a purchase price of $6,000,000 a principal amount of $7,200,000 and the issuance to the Investor of Warrants to acquire 2,458,210 ordinary shares. The purchase price for the initial Note consisted of two separate funding amounts. At the closing the initial funding amount of $4,500,000 was received by the Company and the funding of the remaining $1,500,000 (the “Second Funding Amount”) will occur within two (2) Business Days following the filing by the Company of its Annual Report on Form 20-F for the year ended December 31, 2022. Upon the funding of the Second Funding Amount, the Company will issue additional Warrants to the Investor based on the Second Funding Amount.

So long as no Event of Default has occurred under the Note sold at the First Closing, and the Note issued at the Second Closing, the second closing (the “Second Closing), will consist of the issuance and sale to the Investor of a Note with a purchase price of $10,000,000 and a principal amount of $12,000,000, and the issuance to the Investor of additional Warrants to acquire ordinary shares. The Second Closing will occur sixty (60) days following the effectiveness of the Registration Statement, as such term is defined below. The Second Closing is subject to certain conditions precedent as set forth in the SPA. Pursuant to the SPA, upon the payment of each funding amount, the Company agreed to pay the Investor a commitment fee in an amount equal to 3.5% of the applicable funding amount being funded by the Investor at the applicable Closing.

The amount of Warrants to be issued upon the occurrence of the Second Funding Amount and in the Second Closing will be equal to 1/3 times the applicable purchase price of the Notes divided by the lower of (i) $0.6102 and (ii) the closing price of the Company’s ordinary shares on the trading day before the applicable closing date.

Pursuant to the SPA, the Company agreed to file a registration statement on Form F-1 (the “Registration Statement”) no later than 30 days from entry into the SPA to register the ordinary shares issuable upon conversion of the Note and the ordinary shares issuable upon the exercise of the Warrants (the “Investor Shares”). Additionally, the Company agreed that if the Company at any time determines to file a registration statement under the Securities Act of 1933, as amended (the “33 Act’) to register the offer and sale, by the Company, of ordinary shares (other than on Form F-4 or Form S-8, an at-the-market offering, or a registration of securities solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), the Company will, as soon as reasonably practicable, give written notice to the Investor of its intention to so register the offer and sale of ordinary shares. Within 5 business days of the Company’s delivery of any such notice to the Investor, the Investor may request that the Company include in such registration any Investor Shares that are not already registered or that may not be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale.

In addition, subject to certain exceptions, the Company agreed not to enter into any “Prohibited Transactions” without the Investor’s prior written consent, until 30 days after the time that the Note has been repaid in full or fully converted, as applicable. The term “Prohibited Transactions” means a transaction with a third party or third parties in which the Company issues or sells (or arranges or agrees to issue or sell) (a) any debt, equity or equity-linked securities (including options or warrants) that are convertible into, exchangeable or exercisable for, or include the right to receive shares of the Company’s capital stock: (i) at a conversion, repayment, exercise or exchange rate or other price that is based on, and/or varies with, a discount to the future trading prices of, or quotations for, ordinary shares; or (ii) at a conversion, repayment, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events (other than warrants that may be repriced by the Company); or (b) any securities in a capital or debt raising transaction or series of related transactions which grant to an investor the right to receive additional securities based upon future transactions of the Company on terms more favorable than those granted to such investor in such first transaction or series of related transactions; and are deemed to include transactions generally referred to as at-the-market transactions (ATMs) or equity lines of credit and stand-by equity distribution agreements, and convertible securities and loans having a similar effect; provided, that the following transactions shall not be considered Prohibited Transactions: (i)(1) if the closing price of the Ordinary Shares on the Trading Market on the prior Trading Day was less than or equal to $5.00 per share, the sale of up to an aggregate value of $10 million of Ordinary Shares in an at-the-market transaction, or (2), if the closing price of the Ordinary Shares on the Trading Market on the prior Trading Day was greater than $5.00 per share, the sale of Ordinary Shares in an at-the-market transaction, in each case, with a registered broker/dealer with at least $500 million of assets, or (ii) sales pursuant to the that certain Equity Purchase Agreement between the Company and Dominion Capital LLC, dated March 28, 2023.

The Company also agreed that subject to certain exceptions set forth in the SPA, it will not to issue, sell or register any equity or debt securities, or otherwise incur any indebtedness for the period beginning on the date hereof and ending on the earlier of (i) the date that is 60 days following the date the Investor Shares may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale and (ii) the date that any shares issued pursuant to the Notes may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale.

Note

The Note issued under the SPA in the First Closing will have a maturity date of May 8, 2025, and the Note issued under the SPA in the Second Closing will have a maturity date of 2 years from the date of issuance (the “Maturity Date”).

Beginning on the date that is the earlier of (1) the Registration Statement being declared effective and (2) 120 days from the issuance date of each Note , the Company shall repay the Note in twelve (12) consecutive monthly installments, on such date and each one (1) month anniversary thereof (each, a “Payment Date” and collectively the “Monthly Payments”) an amount equal to $600,000 (the “Repayment Amount”), with the option of the Investor to increase one Monthly Payment up to $1,500,000 by providing written notice to the Company. The Company has the option to make the Monthly Payments (i) in cash in the amount equal to the product of Repayment Amount multiplied by 1.05 (ii) (ii) ordinary share, or (iii) a combination of cash and ordinary shares. The amount of ordinary shares to be issued upon repayment shall be calculate by dividing the Repayment Amount being paid in ordinary shares by the Repayment Share Price. The “Repayment Share Price” will be equal to ninety percent (90%) of the average of the lowest five (5) consecutive daily VWAPs during the twenty (20) Trading Days prior to the Payment Date. Unless waived in writing in advance by the Investor, the Company may only make payments in ordinary shares unless such shares (A) may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale, or (B) are registered for resale under the 1933 Act and the registration statement is in effect and lawfully usable to effect immediate sales of such shares by the Investor.

Each Note to be issued will be convertible at the option of the Investor at a conversion price equal to the lower of (i) $0.9763 and (ii) 1.6 times the closing price of the Company’s ordinary shares on the trading day before the applicable closing date (the “Conversion Price”). Upon the occurrence and during the continuance of an Event of Default (as defined in the Note) the Investor shall have the option to convert the Note at the lower of (i) the then-current Conversion Price and (ii) eighty-percent (80%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to delivery of the applicable notice of conversion. The Conversion Price is also subject to certain adjustments as set forth in the Note.

The Note will not bear interest other than in the event that if certain payments under the Note as set forth therein are not timely made, the Note will bear interest at the rate of 2% per month (prorated for partial months) until paid in full. The Company will have the right to prepay the Note under the terms set forth therein.

The Company shall have the right to prepay all, but not less than all, of the applicable Note following the date that is sixty (60) days after the earlier to occur of (a) the date the Registration Statement is declared effective by the SEC or (b) the date that any shares issued pursuant to the applicable Note may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale at an amount equal to the outstanding principal amount of the Note multiplied by 1.05.

Pursuant to the Note, the Company agreed that in the event that, at any time following the First Closing, the Company or its subsidiaries, issue any debt, including any subordinated debt or convertible or any equity interests, other than Exempted Securities, as such term is defined in the SPA, in one or more transactions for aggregate proceeds of more than $10,000,000 of cash proceeds being received by the Company, unless otherwise waived in writing by and at the discretion of the Investor, the Company will immediately utilize 20% of the proceeds of such issuance to repay the Notes issued to the Investor pursuant to the SPA, until there remains no outstanding and unconverted principal amount due.

The Investors will not have the right to convert the portion of the Note or exercise the portion of the Warrant, if the Investor together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% if the investor already owns greater than 4.99%) of the number of ordinary shares outstanding immediately after giving effect to such conversion or exercise.

Warrants

The Warrant issued under the SPA in the First Closing and the Warrants issued under the SPA following the Second Funding and at the Second Closing will have an exercise period of 60 months from the date of issuance. The Exercise price of the Warrant issued in the First Closing is $0.9153 per share, subject to adjustments as set forth in the Warrant. The exercise price for each the Warrant subsequent to the First Closing will be an amount equal to 150% of the lower of $0.6102 or the closing price of the Company’s ordinary shares on the applicable issuance date.

Each Warrant also has a cashless exercise feature in the event that a registration statement covering the underlying ordinary shares is not effective. The Note and Warrant will be issued without prior registration in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, and Rule 506(D) of Regulation D thereunder. Both the Note and the Warrant contain certain anti-dilution protection in certain circumstances.

The Company will use the proceeds from the sale of the Notes and the Warrants for general working capital purposes.

The foregoing is a summary description of certain terms of the SPA, the Note and the Warrant. For a full description of all terms, please refer to the copies of the SPA, the Form of Note and the Form of Warrant that are filed herewith as Exhibits 99.1, 99.2 and 99.3, respectively to this Report on Form 6-K and are incorporated herein by reference.

Press Release

On May 4, 2023, the Company issued a press release regarding the Transaction. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The information in this Report on Form 6-K, including in Exhibits 99.1, 99.2, 99.3 and 99.4 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Securities Purchase Agreement dated May 4, 2023.
99.2	Form of Convertible Promissory Note.
99.3	Form of Warrant
99.4	Press Release dated May 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: May 8, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

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